Via Facsimile and U.S. Mail
Mail Stop 6010

February 12, 2009

Mr. Elliot Maza
Chief Financial Officer
Intellect Neurosciences, Inc.
7 West 18th Street
New York, NY 10011

      Re: Intellect Neurosciences, Inc.
           Form 10-K SB for the Year Ended June 30, 2008
           Form 10-Q for the quarterly period ending October 31, 2008
           File No. 333-128226

Dear Mr. Maza:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your Form 10-KSB for fiscal year ended June 30, 2008 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2008

Research and Development Costs, page 34

1. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose in Management's Discussion and Analysis for each of your major research and development projects the costs incurred during each period presented and to date on the project.

Financial Statements

2. Please tell us how you calculated the $33,648,202 gain on the derivative instruments and why the derivative instrument is only $2,001,556 on the balance sheet. Provide us a reconciliation of the $33,648,202 to the gains discussed in Note 10 to the financial statements. Also, please tell us why Item 6A on page 41 does not presume a change of this magnitude.

Item 8A. Controls and Procedures, page 43

3. It does not appear that your management has completed its assessment of internal control over financial reporting as of June 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.
In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934* (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

4. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting and your failure to file your Form 10-KSB in a timely manner impact its conclusions regarding the effectiveness of your disclosure controls and procedures as of June 30, 2008 covered by the report and revise your disclosure as appropriate.

5. Please update your certifications pursuant to Item 601(b)(31) of Regulation S-B.

6. Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see

Compliance and Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the quarterly period ending October 31, 2008

<u>Item 4. Controls and Procedures page 18</u>

7. Please amend your filing to assess the effectiveness of your disclosure controls and procedures as of the <u>end</u> of the period. Refer to Item 307 of Regulation S-K.

As appropriate, please amend your 10-KSB and 10-QSB filings for the year ended June 30, 2008 and the three months ended September 30, 2008, respectively, and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or me at (202) 551-3679 if you have questions regarding these comments.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant